
10013244

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2010
WASH, D.C.
193
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

\- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC CORPORATION
THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC CORPORATION THRIFT PLAN



Date ______________________ **By** ______________________

June 23, 2010

Barbara W. Schaefer, Senior Vice President – Human Resources and Secretary, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-132324, Registration Statement No. 333-105714, Registration Statement No. 33-49849, and Registration Statement No. 33-12513 of Union Pacific Corporation on Form S-8 of our report dated June 23, 2010, relating to the financial statements and financial statement schedules of the Union Pacific Corporation Thrift Plan, appearing in this Annual Report on Form 11-K of the Union Pacific Corporation Thrift Plan for the year ended December 31, 2009.

Deloitte & Touche LLP

Omaha, Nebraska
June 23, 2010

Union Pacific Corporation Thrift Plan

Financial Statements as of and for the
Years Ended December 31, 2009 and 2008,
Supplemental Schedules as of December 31, 2009, and
Report of Independent Registered Public Accounting Firm

UNION PACIFIC CORPORATION THRIFT PLAN

TABLE OF CONTENTS

NOTE: Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Trustees and Participants of
Union Pacific Corporation Thrift Plan
Omaha, Nebraska

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Corporation Thrift Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Omaha, Nebraska
June 23, 2010

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:		
Investments at fair value (Note 3):		
Plan interest in Master Trust (Notes 2 and 4)	$1,116,083,114	$925,904,044
Participant loans	14,673,312	14,380,640
Contributions receivable	450	-
Net assets available for benefits at fair value	1,130,756,876	940,284,684
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 4)	(6,360,718)	3,805,929
NET ASSETS AVAILABLE FOR BENEFITS	$1,124,396,158	$944,090,613

See accompanying notes to the financial statements.

UNION PACIFIC CORPORATION THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income (loss):		
Plan interest in Master Trust investment income (loss) (Note 4):		
Net appreciation (depreciation) in fair value of investments	$ 163,331,520	$ (292,628,453)
Interest and dividends	25,971,901	35,559,011
Interest income from participant loans	842,968	1,026,888
Total investment income (loss)	190,146,389	(256,042,554)
Contributions:		
Participant contributions	44,163,569	46,213,136
Employer contributions	13,532,881	13,788,333
Total contributions	57,696,450	60,001,469
Other	25,268	98,245
Total	247,868,107	(195,942,840)
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	67,289,808	85,558,440
Other	272,754	313,059
Total deductions	67,562,562	85,871,499
NET INCREASE (DECREASE)	180,305,545	(281,814,339)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	944,090,613	1,225,904,952
End of year	$1,124,396,158	$ 944,090,613

See accompanying notes to the financial statements.

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Corporation Thrift Plan (the "Plan") is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored by Union Pacific Corporation (the "Corporation") covering non-agreement employees of the Corporation and its subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Beginning on October 1, 2008, participants may contribute 2% to 75% (2% to 50% for wages paid before October 1, 2008) of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 2% to 75% (2% to 50% for wages paid before October 1, 2008), of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 75% (50% for wages paid before October 1, 2008) of eligible compensation. Employees who are hired or rehired on or after October 1, 2008, and who are eligible to participate in the Plan will automatically become Participants. These employees are treated as having elected to contribute 6% of their eligible compensation on a salary deferral basis subject to limitations specified in the Code, unless they affirmatively elect otherwise. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Prior to 1987, the Plan provided for payroll-based and tax reduction act employee stock ownership plan contributions (PAYSOP/TRASOP). The Corporation contributes to the Plan on behalf of each participant an amount equal to 50% of the participant's pre-tax and after-tax contributions, with such Corporation contribution limited to 3% of the participant's base salary. Participants may direct the investment of all contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisors Managed Account Program (Managed Account Program). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisors, Inc. Effective October 1, 2008, if a participant does not provide investment direction with respect to contributions made to their account, such contributions are invested in a default investment option designated under the Plan.

Loans to Participants — Participants are eligible to take a loan from their fund accounts, subject to the following limits. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) one-half of their account balance (excluding PAYSOP/TRASOP balances) or (b) $50,000, taking into consideration additional loan balances under the Plan and any other qualified plan maintained by the Corporation or its subsidiaries. As the loan is repaid, all principal and interest payments will be credited to the participant's fund accounts, excluding PAYSOP/TRASOP balances, in the same proportions as the contributions then being made on behalf of the participant. If no contributions are then being made, the loan repayments will be invested in accordance with the participant's applicable investment election. Participant loans, which are secured by the participant's individual account balance, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed fifteen years. The loans bear interest ranging from 3.25% to 9.5%.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, employer matching contributions, and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Before age 70-1/2, a participant may elect to receive a final distribution under the Plan as a lump sum payment only. Distributions from the PAYSOP/TRASOP account and the portion of their account invested in the Union Pacific Common Stock Fund are distributed in cash unless shares of stock are elected at the time of distribution. In-kind distributions are lump sum and any fractional shares are distributed in cash. If the participant remains employed with the Corporation after attaining age 70-1/2, their amount may remain in the Plan until April 1st of the year following the year in which they terminate employment. A Required Minimum Distribution option is available at age 70-1/2. A participant may receive their account sooner if they desire.

In-service withdrawals, including withdrawals of rollover contributions, hardship withdrawals, and withdrawals after age 59-1/2 may be made by a participant from their account in accordance with the Plan's provisions.

Plan Administration — The Plan is administered by the Senior Vice President, Human Resources of the Corporation. Investment management fees for the Plan's investment options are netted against investment earnings. Generally, administrative expenses of the Plan are paid by the Corporation, but the Plan's Named Fiduciary-Plan Investments may elect to pay Plan expenses from Plan assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

New Accounting Standards Adopted — The accounting standards initially adopted in the 2009 financial statements described below affected certain note disclosures but did not impact the statements of net assets available for benefits or the statement of changes of net assets available for benefits.

Accounting Standards Codification — The Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, the ASC became FASB's official source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants (AICPA), the Emerging Issues Task Force (EITF) and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Subsequent Events — In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, *Subsequent Events*) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009.

In February 2010, the FASB issued ASU No. 2010-09, which amends ASC 855, to address certain implementation issues. Accordingly, it was determined the SEC filers are required to evaluate subsequent events through the date the financial statements are issued (versus available to be issued) and exempts SEC filers from disclosing the date through which subsequent events have been evaluated.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

In accordance with GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Distributions to Participants — Distributions are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2009 and 2008.

New Accounting Pronouncements — In 2009, FASB Staff Position 157-4, *Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly* (FSP 157-4), was issued and later codified into ASC 820, *Fair Value Measurements and Disclosures*, which expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments (see Note 3).

In September 2009, the FASB issued ASU No. 2009-12, *Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)* ("ASU 2009-

12"), which amended ASC Subtopic 820-10, *Fair Value Measurements and Disclosures — Overall.* ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments. The effect of the adoption of the ASU had no impact on the statements of net assets available for benefits or the statements of changes in net assets available for benefits.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, *Fair Value Measurements*), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3. FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and requires additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1 — Quoted market prices in active markets for identical assets or liabilities.

Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 — Unobservable inputs that are not corroborated by market data.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds (including the Domestic Stock Funds, International Stock Fund, Balanced Funds, and Bond Fund) — The shares of mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Master Trust at year end, and are classified as Level 1 investments.

Guaranteed Investment Contracts (GICs) (including the Union Pacific Fixed Income Fund) — These contracts are valued at fair value and adjusted to contract value in accordance with GAAP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. GICs are classified as Level 2 investments.

Employer Stock Funds — These funds are invested exclusively in common stock issued by Union Pacific Corporation along with a small amount of cash held for liquidity purposes. The unit price (value) for shares of these funds is computed daily based on the closing price of Union Pacific common stock on the New York Stock Exchange, the number of shares of stock held by the funds, and the amount of cash held in the funds. Employer Stock Funds are classified as Level 2 investments.

Money Market Fund — The money market fund is valued at quoted market price in an exchange and active market, which represents the net asset values of shares held by the Master Trust at year end, and is classified as a Level 1 investment.

Participant Loans — Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

The following tables set forth by level within the fair value hierarchy a summary of the Master Trust and other investment assets measured at fair value on a recurring basis at December 31, 2009 and 2008.

In accordance with the update to ASC 820 (originally issued as FSP 157-4), these tables include the major categorization for debt and equity securities on the basis of the nature and risk of the investments at December 31, 2009 and 2008.

	December 31, 2009		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock:			
Employer Stock Funds	$ -	$311,582,536	$ -
Domestic Stock Funds:			
500 Index Fund	283,584,547	-	-
U.S. Growth Index Fund	75,808,989	-	-
Morgan Growth Fund	17,865,321	-	-
Windsor Fund	19,341,590	-	-
Windsor II Fund	70,329,933	-	-
Small-Cap Index Fund	59,366,476	-	-
Mid-Cap Index Fund	79,490,867	-	-
Total Stock Market Index Fund	36,097,884	-	-
Total Domestic Stock Funds	641,885,607	-	-
International Stock Fund:			
International Growth Fund	162,456,025	-	-
Balanced Funds:			
Wellington Fund	261,575,720	-	-
Target Retirement Income Fund	6,925,968	-	-
Target Retirement 2005 Fund	3,308,888	-	-
Target Retirement 2010 Fund	14,825,872	-	-
Target Retirement 2015 Fund	41,215,939	-	-
Target Retirement 2020 Fund	35,773,370	-	-
Target Retirement 2025 Fund	17,128,014	-	-
Target Retirement 2030 Fund	10,222,711	-	-
Target Retirement 2035 Fund	10,568,528	-	-
Target Retirement 2040 Fund	7,842,290	-	-
Target Retirement 2045 Fund	5,235,608	-	-
Target Retirement 2050 Fund	1,919,156	-	-
Total Balanced Funds	416,542,064	-	-
Fixed Income Fund:			
Union Pacific Fixed Income Fund	-	426,753,289	-
Bond Fund:			
Total Bond Market Index	168,944,471	-	-
Money Market Fund:			
Prime Money Market Fund	80,890,164	-	-
Total Master Trust assets	$1,470,718,331	$738,335,825	$ -
Participant loans	$ -	$ -	$14,673,312

	December 31, 2008		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock:			
Employer Stock Funds	$ -	$235,588,656	$ -
Domestic Stock Funds:			
500 Index Fund	225,922,939	-	-
U.S. Growth Index Fund	52,017,849	-	-
Morgan Growth Fund	10,988,819	-	-
Windsor Fund	16,150,627	-	-
Windsor II Fund	56,835,733	-	-
Small-Cap Index Fund	42,553,681	-	-
Mid-Cap Index Fund	57,912,677	-	-
Total Stock Market Index Fund	19,654,702	-	-
Total Domestic Stock Funds	482,037,027	-	-
International Stock Fund:			
International Growth Fund	105,412,327	-	-
Balanced Funds:			
Wellington Fund	217,154,449	-	-
Target Retirement Income Fund	2,147,047	-	-
Target Retirement 2005 Fund	2,923,604	-	-
Target Retirement 2010 Fund	10,991,556	-	-
Target Retirement 2015 Fund	33,395,181	-	-
Target Retirement 2020 Fund	26,940,013	-	-
Target Retirement 2025 Fund	11,600,352	-	-
Target Retirement 2030 Fund	6,930,373	-	-
Target Retirement 2035 Fund	6,674,830	-	-
Target Retirement 2040 Fund	4,712,864	-	-
Target Retirement 2045 Fund	2,918,373	-	-
Target Retirement 2050 Fund	684,660	-	-
Total Balanced Funds	327,073,302	-	-
Fixed Income Fund:			
Union Pacific Fixed Income Fund	-	409,434,446	-
Bond Fund:			
Total Bond Market Index	158,114,722	-	-
Money Market Fund:			
Prime Money Market Fund	107,151,093	-	-
Total Master Trust assets	$1,179,788,471	$645,023,102	$ -
Participant loans	$ -	$ -	$14,380,640

Changes in the fair value of the Plan's Level 3 investments during the years ended December 31, 2009 and 2008, were as follows:

	2009	2008
Participant Loans:		
Balance — Beginning of Year	$ 14,380,640	$ 14,955,701
Loan originations and repayments — net	292,672	(575,061)
Balance — End of Year	$ 14,673,312	$ 14,380,640

4. MASTER TRUST

At December 31, 2009 and 2008, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The investment assets of the Master Trust are held at Vanguard Fiduciary Trust Company (VFTC). Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 3.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2009 and 2008:

Master Trust	2009	2008
Investments at fair value as determined by quoted market price:		
Mutual funds	$ 1,389,828,167	$ 1,072,637,378
Money market fund	80,890,164	107,151,093
	1,470,718,331	1,179,788,471
Investments at estimated fair value:		
Employer stock funds	311,582,536	235,588,656
Guaranteed investment contracts	426,753,289	409,434,446
	738,335,825	645,023,102
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,888,880)	5,897,684
Investments in Master Trust	$ 2,199,165,276	$ 1,830,709,257
Plan's portion of investments	$ 1,109,722,396	$ 929,709,973
Portion allocated to the Plan	50.46 %	50.78 %

Investment income (loss) for the Master Trust for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008
Net appreciation (depreciation) in fair value of investments:		
Common Stock:		
Employer Stock Funds	$ 81,415,244	$ (75,294,521)
Domestic Stock Funds:		
500 Index Fund	54,054,884	(141,758,125)
Growth Index Fund	19,081,346	(31,827,549)
Morgan Growth Fund	4,555,355	(7,951,500)
Windsor Fund	4,695,918	(13,001,972)
Windsor II Fund	13,676,185	(37,936,770)
Small-Cap Index Fund	15,364,047	(26,408,666)
Mid-Cap Index Fund	21,077,958	(47,327,408)
Total Stock Market Index Fund	7,008,303	(11,248,364)
U.S Growth Fund	-	(4,545,669)
Total Domestic Stock Funds	139,513,996	(322,006,023)
International Stock Fund:		
International Growth Fund	42,766,026	(97,309,367)
Balanced Funds:		
Wellington Fund	39,097,234	(74,007,156)
Target Retirement Income Fund	356,991	(102,051)
Target Retirement 2005 Fund	390,220	(288,287)
Target Retirement 2010 Fund	1,727,505	(1,544,235)
Target Retirement 2015 Fund	5,964,621	(5,009,623)
Target Retirement 2020 Fund	5,778,130	(4,539,874)
Target Retirement 2025 Fund	2,834,953	(2,092,303)
Target Retirement 2030 Fund	1,877,959	(1,309,224)
Target Retirement 2035 Fund	1,986,811	(1,341,107)
Target Retirement 2040 Fund	1,465,276	(879,257)
Target Retirement 2045 Fund	950,523	(547,951)
Target Retirement 2050 Fund	289,691	(122,927)
LifeStrategy Fund	-	(29,519,708)
Total Balanced Funds	62,719,914	(121,303,703)
Bond Fund:		
Total Bond Market Index	2,510,078	477,618
Total appreciation (depreciation) in fair value of investments:	328,925,258	(615,435,996)
Interest and dividends	50,210,790	69,557,658
Total investment (loss) income of Master Trust	$ 379,136,048	$ (545,878,338)
Plan's portion of Master Trust investment (loss) income	$ 189,303,421	$ (257,069,442)

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2009	2008
Average yields:		
Based on annualized earnings	3.06 %	4.21 %
Based on range of interest rate credited to participants	3.61% to 5.12%	3.56% to 5.42%

The Plan's interest in the Master Trust's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008
Vanguard International Growth Fund	$ 77,448,993	$ 50,052,898
Vanguard 500 Index Fund Signal Shares	121,607,738	99,093,068
Vanguard Total Bond Market Index Fund Signal Shares	78,806,719	71,198,124
Vanguard Wellington Fund	109,160,890	90,304,394
Union Pacific Common Stock Fund	165,083,358	125,557,162
Union Pacific Fixed Income Fund	268,135,200	268,024,634

5. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan and related Master Trust are currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Corporation has the right under the Plan, at any time, to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Corporation may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

7. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Master Trust investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2009 and 2008, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $98,742,237 and $98,349,603, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income of $3,273,481 and $2,864,869, respectively.

The Master Trust also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

8. PROHIBITED TRANSACTIONS

It was discovered that for the period from October 24, 2008 to December 31, 2008, there was in inadvertent use of Plan assets by Union Pacific Railroad Company (the "Railroad"), a related party, due to a clerical error which violated IRC Section 4975(c)(1)(B). Participant withholdings were not properly credited to one participant's account. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings and lost earnings in 2009.

In October and November 2008, there were inadvertent uses of Plan assets by the Railroad, due to administrative errors which violated IRC Section 4975(c)(1)(B). Loan repayments were not timely deposited with the Plan trustee for one participant. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid these loan repayments and lost earnings in January 2009.

In addition, in 2009, there were inadvertent uses of Plan assets by the Railroad due to administrative errors which violated the same IRC Section. Participant withholdings and loan repayments were not timely deposited with the Plan trustee. Therefore, the transactions constituted an extension of credit from the Plan to the Railroad. The Railroad repaid the withholdings, loan repayments and lost earnings in 2009 and January 2010.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$ 1,124,396,158	$ 944,090,613
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	6,360,718	(3,805,929)
Deemed distributions of participant loans	(149,905)	(91,217)
Net assets available for benefits per the Form 5500 — at fair value	$ 1,130,606,971	$ 940,193,467

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008
Net increase (decrease) in net assets at contract value	$ 180,305,545	$ (281,814,339)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,166,647	(4,889,881)
Change in deemed distributions of participant loans	(58,688)	(26,810)
Net increase (decrease) in net assets per From 5500 — at fair value	$ 190,413,504	$ (286,731,030)

* * * * * *

SUPPLEMENTAL SCHEDULES

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
AS OF DECEMBER 31, 2009

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Cost of Asset	Current Value of Asset	Net Gain (or loss) on Each Transaction
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 191	$ 192	$ 1
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 191	$ 192	$ 1
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 191	$ 192	$ 1
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 328	$ 373	$ 45

* Represents a party-in-interest.

(continued)

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
AS OF DECEMBER 31, 2009

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value	Cost of Asset	Current Value of Asset	Net Gain (or loss) on Each Transaction
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 328	$ 368	$ 40
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 2,078	$ 2,127	$ 49
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 328	$ 372	$ 44
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 243	$ 249	$ 6

* Represents a party-in-interest.

(continued)

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE G, PART III
NONEXEMPT TRANSACTIONS
AS OF DECEMBER 31, 2009

Column A	Column B	Column C	Column H	Column I	Column J
Identity of Party Involved	**Relationship to Plan, Employer, or Other Party-in-Interest**	**Description of Transaction, Including Maturity Date, Interest Rate, Collateral, Par or Maturity Value**	**Cost of Asset**	**Current Value of Asset**	**Net Gain (or loss) on Each Transaction**
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 2,082	$ 2,777	$ 695
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Loan repayments were not properly credited to participants' accounts. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 2,949	$ 2,972	$ 23
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). A loan repayment was not properly credited to the participant's account. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 601	$ 614	$ 13
*Union Pacific Railroad Company	Plan Sponsor	Inadvertent use of plan assets by the Railroad due to administrative error in violation of IRC Section 4975(c)(1)(B). Participant withholdings were not timely deposited with the Plan trustee. Therefore, this transaction constitutes an extension of credit from the Plan to the Railroad.	$ 839	$ 949	$ 110

* Represents a party-in-interest.

(concluded)

UNION PACIFIC CORPORATION THRIFT PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

Column B Identity of Issue or Borrower, Lessor or Similar Party	Column C Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Column E Current Value
* Participant loans	Interest rates of 3.25% to 9.5%, maturity dates of 2010 to 2024	$ 14,673,312

* Represents a party-in-interest.